Nasdaq Regulation

Nasdaq

Will Slattery
Vice President
Listing Qualifications

November 9, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 8, 2018, The Nasdaq Stock Market (the "Exchange") received from ToughBuilt Industries, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

CommonStock, $0.0001 par value per share

Series A Warrants to purchase shares of common stock, par value $0.0001 per share

Class A Units, each consisting of one share of common stock, par value $0.0001 per share,
and a Series A Warrant to purchase one share of common stock
and a Series B Warrant to purchase one share of common stock

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,



William Slattery